Sound Revolution Inc.

Phone: (604) 728.2522

925 West Georgia Street
Vancouver BC
Canada  V6C 3L2

May 7, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: SOUND REVOLUTION INC.

Registration of Common Shares on Form 8-A (File No. 001-34297)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Sound Revolution Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Form 8-A, File No. 001-34297, as originally filed with the Commission on May 4, 2009.

The Form 8-A was erroneously filed under the Form type 8-A12B on EDGAR, and should have been filed under the Form type 8A-12G. The Company will re-file the Form 8-A under the proper EDGAR Form type immediately.

Upon grant of the Commission’s consent, please provide a written copy of the order consenting to the withdrawal of the Form 8-A to the undersigned at 925 West Georgia Street, Vancouver, BC, Canada, V6C 3L2 and a facsimile copy to the Company’s legal counsel, Bacchus Corporate and Securities Law: facsimile number (604) 632-1730.  Should you have questions regarding this matter, please contact Ms. Penny Green at (604) 632-1700.

Sincerely yours,

/s/ Penny Green
Penny Green
President, Principal Executive Officer, Principal Financial Officer and Director